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                       Filed by i2 Technologies, Inc. and RightWorks Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                         Subject Company: RightWorks Corporation

                      Commission File Number of i2 Technologies, Inc.: 000-28030


PRESS RELEASE

i2 OFFERS THE INDUSTRY'S FIRST COLLABORATIVE E-PROCUREMENT SOLUTION WITH ACQUISITION OF RIGHTWORKS

Collaborative E-Procurement Solution Expands i2 Value Proposition by Enabling Aggregated Spend, RFQ, Auctions, Negotiation and Collaborative Buying across Marketplaces and E-Businesses

         DALLAS AND SAN JOSE, CALIF., - MARCH 8, 2001 - i2 Technologies, Inc. (Nasdaq: ITWO) today announced that it has signed a definitive agreement to acquire RightWorks Corporation, a partner company in the Internet Capital Group (Nasdaq: ICGE) network. RightWorks provides e-procurement and commerce solutions that will strengthen the i2 TradeMatrix Solutions(TM) and Platform, enabling i2 to offer the industry's most comprehensive solutions for e-business transformation.

         With the addition of RightWorks' technology, i2 will offer the world's first collaborative e-procurement solution fully integrated to the supply chain. The solution will be designed to effectively manage procurement across multiple enterprises for both direct and indirect materials, and support all types of buying models, from negotiated procurements to auctions. The resulting solution will allow e-businesses and marketplaces to manage spend aggregation across all procurement partners in the extended supply chain.

         "Today's customers are looking for comprehensive e-business solutions that can be quickly implemented to provide benefits - and be the foundation for real business transformation," said Romesh Wadhwani, i2 vice chairman. "In assessing various options to expand the e-procurement capabilities of the i2 TradeMatrix Platform, we concluded that RightWorks was the only company that could provide true multi-enterprise collaborative e-procurement capabilities. Together, i2 and RightWorks will provide a complete e-business platform for marketplaces and enterprises that offers collaboration, content and commerce, and returns hard dollar benefits."

E-BUSINESS TRANSFORMATION REQUIRES COLLABORATIVE E-PROCUREMENT

         First generation e-procurement systems addressed the automation of transactions behind the firewall--what many analysts consider to be first phase e-business. Relatively easy to implement, these first generation systems tap just a fraction of the total value possible from an e-business transformation. What customers need today are collaborative e-procurement solutions where multiple enterprises can work together in a private or public marketplace to aggregate demand, request, bid, negotiate, supply and procure needed goods and services.

         Through the RightWorks acquisition, i2 will expand its comprehensive solution for e-businesses and marketplaces, addressing business processes across the value chain - from collaborative design, strategic sourcing, and direct and indirect procurement, to supply chain management, distributed order management and customer relationship management.

         "With the acquisition of RightWorks, i2 rounds out its solution footprint in Supplier Relationship Management and delivers the first real collaborative e-procurement solution to the market," said Harry Tse, vice president of eCommerce at The Yankee Group. "The combination of RightWorks' e-procurement technology with i2's proven Supply Chain Management technology for modeling decisions across the value chain raises the bar and delivers a comprehensive e-business solution to the marketplace."

Specific benefits of the i2 and RightWorks merger include:

o RightWorks' world-class e-procurement technology will be added to i2's industry-leading Supplier Relationship Management (SRM) suite, creating a complete solution that provides strategic sourcing, collaborative design and manufacturing, and collaborative e-procurement for both direct and indirect goods.


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i2 OFFERS THE INDUSTRY'S FIRST COLLABORATIVE E-PROCUREMENT SOLUTION WITH
ACQUISITION OF RIGHTWORKS

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o        RightWorks' technology will also strengthen the commerce and transaction management capabilities of i2's industry-leading i2 TradeMatrix Platform for collaboration, content and commerce, providing multi-enterprise aggregation and transaction capabilities.

o The joint solution will provide a collaborative e-procurement solution that can enable multi-enterprise, real-time pricing and availability, order brokering, and multi-language and currencies.

o Adding RightWorks' transaction capabilities to i2's SRM solution creates a comprehensive solution for mission-critical MRO and strategic plant operations.

o RightWorks' Open Commerce Network will be added to i2's TradeMatrix Network, significantly expanding the supplier enablement services provided, and extending i2's lead in content management and reference data solutions, now with well over 100,000 participating suppliers.

         "i2 is widely recognized for its supply chain leadership and its ability to execute in the market, while RightWorks has built its reputation on delivering innovative technology that many consider to be the best in the business," said RightWorks CEO Mary Coleman. "I'm delighted to see the combined strengths of i2 and RightWorks implemented in an e-business solution that delivers the highest possible return to our customers. i2's laser focus on delivering that value made them the ideal partner for us--and for our customers."

TERMS OF THE AGREEMENT

         Under the terms of the agreement, a total of approximately 5.3 million shares of common stock will be exchanged for all outstanding stock of RightWorks in a 100 percent stock-for-stock exchange valued at approximately $114 million based on i2's closing stock price of $21.438. i2 and Internet Capital Group also have certain funding obligations to RightWorks until closing of the transaction. i2 management expects to close the transaction in the second quarter this year, and expects the transaction to be accretive to earnings by early 2002. The transaction will be accounted for as a purchase and is expected to be a tax-free reorganization.

         The acquisition has been approved by the boards of directors of each company and is subject to governmental approval, RightWorks stockholder approval and customary closing conditions. RightWorks CEO Mary Coleman will assist with the transition, but has no long-term plans to stay with i2.

INTEGRATION PLANS TO YIELD RESULTS IN 60 DAYS

         RightWorks technology will become an integral part of i2's SRM and platform solutions, adding collaborative e-procurement capabilities in negotiation, buying, and order management for both direct and indirect materials to i2's existing SRM capabilities in strategic design, design and manufacturing collaboration, strategic sourcing and contract management. The first integrated solution is expected to be available in 60 days.

         Crucial to the success of any acquisition is the ability to quickly leverage the strengths of new personnel. RightWorks brings experienced development, product management and senior executives to i2. RightWorks personnel will continue to work out of their Silicon Valley and other offices worldwide.


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i2 OFFERS THE INDUSTRY'S FIRST COLLABORATIVE E-PROCUREMENT SOLUTION WITH
ACQUISITION OF RIGHTWORKS

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         "We're very pleased to have the RightWorks team joining i2," said i2 president Greg Brady. "They are known for creating breakthrough technology solutions, and we look forward to having them become a part of i2's success going forward."

i2'S COMMITMENT TO OPEN INTEGRATION

         E-business transformation begins with a holistic view of an enterprise and its trading partners, and applies technology to speed business processes and collaboration. This requires the ability to integrate to existing legacy information systems--ERP, SFA, MRP, MES, CAD, PDM and others. This acquisition continues i2's long-standing commitment to open integration with other systems, as the RightWorks technology is also based on an open, easy-to-integrate technology base. As a customer-focused company, i2 will continue to integrate its solutions and support all customers with Ariba, CommerceOne, SAP and Oracle e-market or e-procurement solutions.

ABOUT i2

i2 is creating real value for its global e-business customers through its i2 TradeMatrix solutions, content, and marketplace platform. i2 TradeMatrix allows businesses to create both private and public marketplaces, while improving the efficiencies of all participants. i2 provides a wide variety of collaborative e-business services for both the early stages and next generation of e-business adoption, with each service supported by decision optimization, transaction management and content management solutions. Founded in 1988, i2's mission is to deliver $75 billion in value to its customers by 2005. i2 is headquartered in Dallas, TX, has more than 5,900 employees and maintains offices worldwide. Visit i2's Web site at http://www.i2.com.

i2 CAUTIONARY LANGUAGE

This press release may contain forward-looking statements that involve risks and uncertainties, forward-looking comments including, but not limited to, the completion of this acquisition, financial or operating targets, and the integration of our products. i2 gives no assurances regarding the achievement of these statements. These forward-looking statements are management's current estimates or beliefs, and the actual outcomes could be significantly different, due to risk factors such as changing market conditions, changing technologies, competition, and our own ability to execute, to list just a few. For a more complete discussion of the risk factors which could impact our results, please refer to our latest filings with the SEC, including Form 10-Q and amendments filed on November 13, 2000. You can find these either on our Web site at www.i2.com/investors, or directly on the SEC's EDGAR site. i2 assumes no obligation to update the forward-looking information contained in this news release.

i2 is a registered trademark of i2 Technologies, Inc. i2 TradeMatrix, TradeMatrix, i2 TradeMatrix Solutions, i2 TradeMatrix Platform and the i2 logo design are trademarks of i2 Technologies, Inc.

ABOUT RIGHTWORKS

RightWorks Corporation is a leading provider of second-generation e-business applications. Founded in 1996, RightWorks is a privately held company backed by leading venture capital firms. Headquartered in San Jose, Calif., RightWorks' more than 400 employees are focused on delivering customer value from locations in 10 countries in North America, Asia, and throughout Europe. With a customer base growing by more than 300% in the last six months, RightWorks' customers include corporations such as CSC, Fujitsu, Wells Fargo Bank and others. RightWorks also powers leading e-marketplaces including VerticalNet, Network Commerce, eMerge Interactive, FacilityPro and others.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS REGARDING

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i2 OFFERS THE INDUSTRY'S FIRST COLLABORATIVE E-PROCUREMENT SOLUTION WITH
ACQUISITION OF RIGHTWORKS

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THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WHEN IT IS FILED BY I2
TECHNOLOGIES, INC. AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROSPECTUS AND OTHER DOCUMENTS FILED BY I2 TECHNOLOGIES, INC. AND RIGHTWORKS CORPORATION WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM I2 TECHNOLOGIES BY DIRECTING YOUR REQUEST THROUGH THE INVESTORS PORTION OF I2'S WEBSITE AT http://www.i2.com OR BY MAIL TO I2 TECHNOLOGIES, INC., ONE I2 PLACE, 11701 LUNA ROAD, DALLAS, TX 75234, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
(469) 357-1000.

In addition to the Prospectus, and the Registration Statement of which the Prospectus is a part, i2 files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by i2 at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

CONFERENCE CALL NOTE: i2 will be holding a conference call to discuss the RightWorks acquisition at 9:00 a.m. EST on Friday, March 9, 2001. The call will be Webcast via www.i2.com/investors and through StreetEvents.com.

CONTACTS:
Sue LaDow                    Laura Brumley
i2 Technologies, Inc.        Edelman Public Relations for RightWorks Corporation
469-357-3027                 214-443-7567
susan_ladow@i2.com           laura.brumley@edelman.com


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